SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )(1)

                       MULTI-MEDIA TUTORIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    625420104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              THOMAS FLEMING, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 1, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                            Exhibit Index on Page 11

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 625 420 104                    13D               Page 2 of 13 Pages
-------------------------------                           ----------------------


      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        M. J. SEGAL & COMPANY, INC.
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
      3         SEC USE ONLY

      4         SOURCE OF FUNDS*
                      WC
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       CALIFORNIA
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            1,255,560(1)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         1,255,560(1)
                       10         SHARED DISPOSITIVE POWER

                                         -0-
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,255,560(1)
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.5%
      14        TYPE OF REPORTING PERSON*

                      CO

(1) Includes 800,000 shares issuable upon the conversion of certain notes payable held by M.J.Segal & Company, Inc.

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CUSIP No. 625 420 104                    13D               Page 3 of 13 Pages
-------------------------------                           ----------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                               M. J. SEGAL
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,255,560(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         1,255,560(1)
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,255,560(1)
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.5%
     14         TYPE OF REPORTING PERSON*

                      IN


(1) Includes 800,000 shares issuable upon the conversion of certain notes payable held by M.J.Segal & Company, Inc.

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CUSIP No. 625 420 104                    13D               Page 4 of 13 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            MICHAEL D. MOORE
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,255,560(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         1,255,560(1)
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,255,560(1)
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.5%
     14         TYPE OF REPORTING PERSON*

                      IN

(2) Includes 800,000 shares issuable upon the conversion of certain notes payable held by M.J.Segal & Company, Inc.

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CUSIP No. 625 420 104                    13D               Page 5 of 13 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           WILLIAM M. CUSTER
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,650,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         1,650,000
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,650,000
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.7%

     14         TYPE OF REPORTING PERSON*

                      IN

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CUSIP No. 625 420 104                    13D               Page 6 of 13 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").


Item 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Multi-Media Tutorial Services, Inc.(the "Issuer"). The principal executive offices of the Issuer are located at 205 Kings Highway, Brooklyn, New York 11223.

Item 2.           IDENTITY AND BACKGROUND.

         This Statement is filed by M.J. Segal and Company Inc., a California corporation ("MJS"), M. J. Segal, Michael D. Moore and William M. Custer.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with MJS, Mr. Segal has the power to vote and dispose of the Issuer's Shares owned by MJS. By virtue of his position with MJS, Mr. Moore has the power to vote and dispose of the Issuer's Shares owned by MJS. On December 1, 1998 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to seek to remove certain members of the board of directors of the Issuer, including Irving Bader and Werner Haase, and to elect Robert Fry, Mark Jones, Michael D. Moore and William Custer in their place. A copy of the Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of MJS, Mr. Segal and Mr. Moore is 3603 Dunn Dr, Suite 301, Los Angeles, California 90034. The principal business address of William M. Custer is 14 South High Street, P.O. Box 673, New Albany, Ohio 43054.

                  (c) The principal business of MJS is financial consulting. The principal business occupation of Mr. Segal is the raising of investment capital. The principal business occupation of Mr. Moore is financial consulting. The principal business occupation of Mr. Custer is president of Custer Management, Inc., a registered investment advisor.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Messrs. Segal, Moore and Custer are citizens of the United States of America.

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CUSIP No. 625 420 104                    13D               Page 7 of 13 Pages
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Item 3.           Source and Amount of Funds.

                  The 455,560 Shares of Common Stock owned by MJS were issued to MJS in connection with a private bridge note offering in which MJS invested $50,000. This investment was made with company funds. MJS is also deemed to beneficially own an additional 800,000 shares issuable upon the conversion of such notes payable to and held by MJS.

                  The aggregate purchase price of the 1,650,000 Shares of Common Stock owned by William Custer is $100,000. The Shares of Common Stock owned by Mr. Custer were acquired through a private placement.

Item 4.           Purpose of Transaction.

                  The  Reporting  Persons  purchased  the shares of Common Stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons have concluded the Issuer's business strategies and efforts to enhance shareholder value are insufficient in the face of continuing lack of performance in the Issuer's Common Stock. Accordingly, the Reporting Persons have concluded that the certain changes to current Board of Directors are in the best interests of the Issuer. In that regard, on December 1, 1998 the Reporting Persons delivered a letter to the Company, a copy of which is attached hereto as an exhibit to this Schedule 13D and incorporated herein by reference. The letter contains a written consent to take action in lieu of a stockholders meeting, pursuant to Delaware General Corporation Law ss. 228 to (i) remove certain incumbent members of the Issuer's board of directors; (ii) increase the size of the current Board; and (iii) elect the slate of candidates set forth therein to the Issuer's board of directors. The Reporting Persons may file a Preliminary Consent Solicitation Statement with the Securities and Exchange Commission in order to solicit consents from the stockholders of the Issuer in order to effectuate such actions and upon final approval from the Commission for such consent solicitation materials, may commence a solicitation of the stockholders of the Issuer. The Reporting Persons intend to also seek appropriate new investment banking relationships, acquisition opportunities, business alliances and/or merger partners for the Issuer and if they identify any, to present them to the Issuer.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

Item 5.           Interest in Securities of the Issuer.

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CUSIP No. 625 420 104                    13D               Page 8 of 13 Pages
-------------------------------                           ----------------------


                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 34,801,120 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1997.

                  As of the close of business on December 1, 1998, MJS beneficially owns 1,255,560 Shares of Common Stock, constituting approximately 3.5% of the Shares outstanding. Mr. Segal beneficially owns 1,255,560 Shares, representing approximately 3.5% of the Shares outstanding. Mr. Segal has sole voting and dispositive power with respect to the 1,255,560 Shares owned by MJS by virtue of his authority to vote and dispose of such Shares. Mr. Moore beneficially owns 1,255,560 Shares, representing approximately 3.5% of the Shares outstanding. Mr. Moore has sole voting and dispositive power with respect to the 1,255,560 Shares owned by MJS by virtue of his authority to vote and dispose of such Shares.

                  As of the close of business on December 1, 1998, Mr. Custer beneficially owns 1,650,000 Shares of Common Stock, constituting approximately 4.7% of the shares outstanding. Mr. Custer has sole voting and dispositive power with respect to the Shares. All of such Shares were acquired via a private placement from the Issuer. In addition, Mr. Custer has reached an agreement with the Issuer to purchase an additional 5,000 Shares, but has not yet consummated such transaction.

         (b) By virtue of their positions with MJS, each of Mr. Segal and Mr. Moore has the sole power to vote and dispose of the Shares reported in this
Schedule 13D and beneficially owned by MJS.

         (c) There have been no transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On December 1, 1998 the Reporting Persons entered into a Joint Filing Agreement, reflecting their agreement to seek to remove certain members of the board of directors of the Issuer, including Irving Bader and Werner Haase, and to elect Robert Fry, Mark Jones, Michael D. Moore and William Custer in their place. A copy of the Joint Filing Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

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CUSIP No. 625 420 104                    13D               Page 9 of 13 Pages
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Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement between M. J. Segal and Company, Inc., M. J. Segal, Michael D. Moore and William M. Custer.

                  2. Written Consent from M. J. Segal and Company, Inc. to the Company dated December 1, 1998.

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CUSIP No. 625 420 104                    13D               Page 10 of 13 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 1, 1998                  M.J. SEGAL AND COMPANY, INC.


                                         By: /s/ M. J. Segal
                                            ------------------------------------
                                                Name:    M. J. Segal
                                                Title:   President


                                         /s/ M.J. Segal
                                         ---------------------------------------
                                         M.J. Segal


                                         /s/ Michael D. Moore
                                         ---------------------------------------
                                         Michael D. Moore


                                         /s/ William M. Custer
                                         ---------------------------------------
                                         WILLIAM M. CUSTER

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CUSIP No. 625 420 104                    13D               Page 11 of 13 Pages
-------------------------------                           ----------------------


                                  EXHIBIT INDEX


EXHIBIT                                                               PAGE

1.       Joint Filing Agreement between M. J. Segal and                12
         Company, Inc., M. J. Segal, Michael D. Moore and
         William M. Custer.
2.       Written Consent from M. J. Segal and Company, Inc. to         13
         the Company dated December 1, 1998

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CUSIP No. 625 420 104                    13D               Page 12 of 13 Pages
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                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 1, 1998 (including amendments thereto) with respect to the Common Stock of Multi-Media Tutorial Services, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 1, 1998                  M.J. SEGAL AND COMPANY, INC.


                                         By: /s/ M. J. Segal
                                            ------------------------------------
                                                Name:    M. J. Segal
                                                Title:   President


                                         /s/ M.J. Segal
                                         ---------------------------------------
                                         M.J. Segal


                                         /s/ Michael D. Moore
                                         ---------------------------------------
                                         Michael D. Moore


                                         /s/ William M. Custer
                                         ---------------------------------------
                                         WILLIAM M. CUSTER

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CUSIP No. 625 420 104                    13D               Page 13 of 13 Pages
-------------------------------                           ----------------------


                           M.J. Segal & Company, Inc.


                                                            December 1, 1998


Multi-Media Tutorial Services, Inc.
205 Kings Highway
Brooklyn, New York 11223

Dear Sirs:

         M.J. Segal & Company, Inc. ("MJS") is the beneficial owner of 455,560 Shares (the "Shares") of Common Stock, $.01 par value, of Multi-Media Tutorial Services, Inc. (the "Company"). MJS wishes to exercise its right to act by written consent with respect to the Shares.

         MJS hereby consents, pursuant to Section 228 of the Delaware General Corporation Law ("DGCL"), to each of the following actions, without a meeting, without prior notice and without a vote:

         RESOLVED, that in the best interests of the Company, the removal of Irving Bader and Werner Haase and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship, is hereby approved; and it is further

         RESOLVED, that the number of directors which shall constitute the entire Board of Directors shall be increased to seven.

         RESOLVED, that the nominees of MJS, Robert B. Fry, Mark C. Jones, Michael D. Moore and William M. Custer are hereby elected to the Board of Directors of the Company.

         The above-proposed corporate actions may be adopted by the consent of the holders of a majority of the shares of common stock of the Company which are outstanding at the close of business on December 1, 1998, the record date of this consent under Section 213 of the DGCL.

                                                  Sincerely,

                                                  M.J Segal & Company, Inc.

                                                  By:/S/ MILTON J. SEGAL
                                                     ----------------------
                                                  Name: MILTON J. SEGAL
                                                        -------------------
                                                  Title:   PRESIDENT
                                                        -------------------